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jewishjonah
Chicago, Illinois

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🔒 **kaitlyndionne** and **david_pawlan** were invited to be collaborators but haven't accepted yet.

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jewishjonah 🚨 Interrupting your regularly scheduled 🌭 🍺 vending content for an exciting announcement/opportunity...

My startup, @bracketology.tv (fantasy sports, for reality TV) is growing, and you have an opportunity to become an equity owner of it!

Since our last family and friends Crowdfund in June 2022 that 200+ of you participated in...

    